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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

                           THE SALE OF SHARES OF CAEMI

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of September 3, 2003
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Commission File Number 09929
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                               MITSUI & CO., LTD.
                               ------------------
                 (Translation of registrant's name into English)

             2-1, OHTEMACHI 1-CHOME CHIYODA-KU, TOKYO 100-0004 JAPAN
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                        Form 20-F [X] Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes [ ] No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________



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                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: September 3, 2003

                                             MITSUI & CO., LTD.


                                             By: /s/ Osamu Mori
                                                 -------------------------------
                                                 Name:  Osamu Mori
                                                 Title: Senior Managing Officer
                                                        General Manager
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                                                               September 3, 2003

FOR IMMEDIATE RELEASE

                                                              Mitsui & Co., Ltd.


                         Re: The sale of shares of Caemi

   Mitsui & Co., Ltd. ("Mitsui"), a company organized under the laws of Japan, with headquarters in 2-1, Ohtemachi 1-chome, Chiyoda-ku, Tokyo, Japan, hereby informs that, on September 2, 2003, upon satisfaction of all contractual and legal conditions, including approval by European Union antitrust authorities, Mitsui effected the sale of 659,375,000 ordinary shares and 1,040,671,032 preferred shares of Caemi Mineracao e Metalurgia S.A. ("CMM") to Companhia Vale do Rio Doce ("CVRD"), representing 43.37% of CMM's total equity and 50% of CMM's voting capital stock, for an aggregate purchase price of US$426 million, Mitsui thereby ceasing to be a shareholder in CMM.


         For further information, please contact:

         Mitsui & Co., Ltd.
         Corporate Communications Division
         Person in charge: A. Kimura
         Telephone:       81-3-3285-7596
         Facsimile:       81-3-3285-9819
         Electronic Mail: A.Kimura@mitsui.com